Filed Pursuant to Rule 433
Registration No. 333-233543-04
Dated June 7, 2021

Baltimore Gas and Electric Company

$600,000,000 2.250% Notes Due 2031

Pricing Term Sheet

Issuer:	Baltimore Gas and Electric Company
Expected Ratings*:	A3 (Moody’s); A (S&P); A (Fitch)
Securities:	2.250% Notes due 2031
Trade Date:	June 7, 2021
Settlement Date**:	June 10, 2021 (T+3)
Principal Amount:	$600,000,000
Maturity:	June 15, 2031
Coupon:	2.250%
Benchmark Treasury:	1.625% due May 15, 2031
Benchmark Treasury Price and Yield:	100-16 / 1.570%
Spread to Benchmark Treasury:	+70 basis points
Yield to Maturity:	2.270%
Public Offering Price:	99.822%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2021
Optional Redemption Provisions:

At any time prior to March 15, 2031 (three months prior to the maturity date of the notes) at the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would be due if such notes matured on March 15, 2031, but for the redemption (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury rate plus 15 basis points, plus, in each case accrued and unpaid interest to the redemption date

At any time on or after March 15, 2031, at 100% of the principal amount, plus accrued interest to the redemption date

CUSIP:	059165EN6
ISIN:	US059165EN63
Joint Book Running Managers:	Barclays Capital Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Senior Co-Manager:	Loop Capital Markets LLC
Santander Investment Securities Inc.
Co-Managers:	AmeriVet Securities, Inc.
CastleOak Securities, L.P.
Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the notes on or about June 10, 2021, which will be the third business day following the date of this term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this term sheet will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, Goldman Sachs & Co. LLC at (866) 471-2526 or J.P. Morgan Securities LLC at (212) 834-4533 (collect).